Kien Huat Realty III Limited

November 5, 2010

Empire Resorts, Inc.
c/o Monticello Casino and Raceway
Route 17B, P.O. Box 5013
Monticello, New York 12701

Attention:
Emanuel R. Pearlman
Chairman of the Board of Directors
Joseph A. D’Amato
Chief Executive Officer

Re:	Proposed Distribution of Rights to Subscribe to Shares of Common Stock of Empire Resorts, Inc. (“Empire”)

Gentlemen:

We understand that, pursuant to a settlement agreement with certain of the beneficial owners of its outstanding 5-1/2% Convertible Senior Notes Due 2014 (the “Notes”), Empire has the right to repurchase the Notes on or before November 22, 2010 for an amount equal to the sum of all outstanding principal and interest then owed on the Notes plus $975,000 and that Empire desires to exercise its repurchase right and, in order to reduce its debt, to finance such repurchase in part through the sale of equity securities to existing stockholders.  In order to permit Empire to consummate the repurchase of the Notes in a timely manner, Empire proposes to borrow $35,000,000 from Kien Huat Realty III Limited (“KHRL”) pursuant to a loan agreement to be entered between KHRL and Empire on the terms described in the Term Sheet (the “Loan Term Sheet”) annexed hereto as Exhibit A (the “Bridge Loan”).  Empire further proposes to distribute to all holders (as of a record date to be established by Empire) of outstanding shares of Empire common stock, par value $0.01 per share (“Common Stock”), rights (the “Rights”) to purchase additional shares of Common Stock (the “Offered Shares”) on the terms described on the Term Sheet (the “Rights Offering Term Sheet” and, together with the Loan Term Sheet, the “Term Sheets”) annexed hereto as Exhibit B (the “Rights Offering”).

The proceeds from the sale of the Offered Shares will be used by Empire first, to repay amounts, including principal and accrued interest, outstanding under the Bridge Loan and, if such amounts have been repaid in full, second, for general working capital and corporate purposes.  If the proceeds from the sale of the Offered Shares are insufficient to repay such amounts in full, the amount remaining unpaid under the Bridge Loan will be converted into a term loan on the terms set out in the Loan Term Sheet.

KHRL is currently the owner of 34,936,357 shares of Common Stock, representing approximately 50.3% of the outstanding Common Stock, and will be entitled in the Rights Offering to receive Rights to purchase an equivalent percentage of the Offered Shares (the “KHRL Allocation”).  All holders of Common Stock, including KHRL, will be entitled to exercise oversubscription rights to purchase their pro rata portion of any Offered Shares not purchased by other shareholders (the “Oversubscription Right”).

The purpose of this letter is to confirm KHRL’s commitment to ensure the success of the proposed repurchase of the Notes by making the Bridge Loan to Empire.  In order to provide Empire with certain assurances in respect of the Rights Offering, this letter will also confirm KHRL’s commitment to purchase the entire KHRL Allocation of the Offered Shares at a price equal to the exercise price of the Rights as determined in accordance with the Rights Offering Term Sheet.  KHRL may, but is not required to, exercise its Oversubscription Right.

KHRL will be entitled to pay for any Offered Shares it purchases in connection with the Rights Offering by an off-setting reduction in amounts, including principal and accrued interest, outstanding under the Bridge Loan.

Our commitments are conditioned, as applicable, on:  (i) the negotiation, execution and delivery of definitive loan documentation in respect of the Bridge Loan on the terms set forth in the Loan Term Sheet in form and substance reasonably satisfactory to KHRL and our counsel; (ii) the consummation by Empire of the call of the Notes; (iii) the consummation of the Rights Offering on or before the maturity date of the Bridge Loan; and (iv) Empire being at all times in compliance with the terms and conditions of the Bridge Loan.

This commitment letter, including the attached Term Sheets, (a) supersedes all prior discussions, agreements, commitments, arrangements, negotiations or understandings, whether oral or written, of KHRL and Empire with respect to the subject matter hereof; (b) shall be governed by the laws of the State of Delaware, without giving effect to the conflict of laws provisions thereof; (c) shall not be assignable by Empire without the prior written consent of KHRL (and any purported assignment without such consent shall be null and void); (d) is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto; and (e) may not be amended or waived except by an instrument in writing signed by Empire and KHRL.

Sincerely, KIEN HUAT REALTY III LIMITED By: /s/ Gerard Lim Name: Gerard Lim Title: Director

Accepted as of the date above
written:

EMPIRE RESORTS, INC.

By:  /s/ Emanuel Pearlman
Name:  Emanuel Pearlman
Title:    Chairman

November 5, 2010
Exhibit A
Bridge Loan to an Equity Rights Offering
Summary of Proposed Terms

Borrower:	Empire Resorts, Inc. (the “Borrower”).

Loan:	Short-term Bridge Loan (the “Loan”) to an Equity Rights Offering on the terms summarized in the attached Rights Offering Term Sheet (the “Rights Offering”).

Principal Amount:	$35 million

Lender:	Kien Huat Realty III Limited or an affiliate

Purpose:	(i) Exercise of the Borrower’s right to call its outstanding 5-1/2% Convertible Senior Notes Due 2014 (the “Notes”) and (ii) working capital and related fees and expenses.

Draw-down:	100% of the Principal Amount in aggregate at origination. Draw-down conditioned on receipt of any and all necessary regulatory approvals.

Bridge Loan Maturity:
Earlier of consummation of the Rights Offering and June 30, 2011.  If, at June 30, 2011 no monetary or other material default is then continuing but the Rights Offering shall not have been completed, the Borrower shall have the option to extend the scheduled maturity date of the Loan for 90 days provided that interest payable on the Loan from and after any such extension shall accrue at a default rate equal to the Interest Rate plus 5.0% per annum (the “Default Rate”), compounded monthly.  If, upon the completion of the Rights Offering, the Borrower does not repay in full all amounts, including principal and accrued interest thereon, outstanding on the Bridge Loan, the full amount remaining unpaid shall be converted into a term loan with the features described below under “Conversion to Term Loan”.

Interest Rate on Bridge Loan:	5% per annum, payable in cash in arrears monthly.

In the event the Borrower defaults on its obligation under the Loan, the principal of and all accrued and unpaid interest on the Loan shall thereafter accrue interest at the Default Rate, compounded monthly, until such times as the Loan is paid in full in cash.

Rights Offering:
The Borrower to file registration statement with respect to Rights Offering and initial drafts of all other documents required to be filed with the SEC within 60 days of date of Loan and take all other necessary steps to commence promptly and complete Rights Offering prior to June 30, 2011.

Discount on Rights Offering:	As provided in Exhibit A.

Backstop Commitment/Repayment:
The Lender will purchase its entire allocation of the shares to be issued in the Rights Offering.  The Lender may, but will not be obligated to, exercise its oversubscription right.  The Lender will pay for any shares it purchases in connection with the Rights Offering by an off-setting reduction in amounts, including principal and accrued interest, outstanding under the Loan.  To the extent any portion of the Loan remains unpaid following such reduction, the Borrower shall utilize all proceeds of the Rights Offering to repay the Loan.

Conversion to Term Loan:
To the extent any portion of the Loan remains unpaid following such repayment using the proceeds of the Rights Offering or otherwise, the Loan shall convert to a term loan with amount remaining unpaid as the principal amount of such term loan (the “Term Loan”).  The Term Loan shall mature on the date that is two years after the date that is five business days after the expiration and closing of the Rights Offering.   Interest will accrue on the Term Loan at the rate of 5% per annum, payable in cash in arrears monthly.  The full principal amount and any unpaid accrued interest on the Term Loan shall, subject to receipt of any necessary stockholder approval, be convertible into common stock of the Borrower at any time and from time to time at the election of Lender at a conversion price of $0.8837 per share, subject to normal anti-dilution provisions (the “Conversion Price”).  The Borrower shall be entitled to prepay the Term Loan in whole or in part upon not less than thirty (30) nor more than sixty (60) days’ notice, for cash, but only if the average of the Last Reported Bid Prices of the Common Stock for the twenty (20) consecutive Trading Days ending on the Trading Day prior to the date on which the Company mails the notice exceeds 200% of the Conversion Price in effect on such date.

Minimum Allocation in Rights Offering:	No minimum other than that to which the Lender is entitled as an existing stockholder.

Equity Kicker:	None.

Documentation and Diligence:
Documentation to be prepared by the Lender.  No offering document to be prepared; no legal opinions or comfort letters; no diligence; no financial covenants.  The Borrower to bear all expenses, including those of the Lender.

Collateral:	None.

Retainer:	None.

Agent Fee:	None.

This Summary of Terms is not binding and is not a commitment or undertaking of the Lender or any of its affiliates, but rather forms the general basis for such financing to be included in definitive documentation. Any such commitment or undertaking will be subject to appropriate documentation, the terms of which are not strictly limited to those set forth herein.

November 5, 2010
Exhibit B
Common Stock Rights Offering Summary of Terms

Issuer:	Empire Resorts, Inc. (the “Issuer”).

Rights:	Rights (the “Rights”) to purchase additional shares (the “Offered Shares”) of Issuer common stock, par value $0.01 per share (“Common Stock”).

Rights Offering:	One Right will be distributed for each share of Common Stock outstanding on the Record Date.

Record Date:	To be determined by the Issuer’s board of directors prior to effective date of registration statement.

Maximum Amount to be Raised:	$35 million.

Purchase Price per Offered Share:
$[0.8837] (which is the conversion price of the bonds issuable under the settlement agreement in exchange for the Issuer’s 5-1/2% Convertible Senior Notes Due 2014, repaid with the proceeds of the Bridge Loan).

Aggregate Offered Shares:	[—] shares. [$35 million divided by the Purchase Price (not more than 39,606,201).]1

Number of Offered Shares per Right:
Each Right will entitle the holder to purchase 0.[—] of a share of Common Stock.  [Aggregate Offered Shares divided by number of shares of Common Stock outstanding on Record Date.]  Neither fractional shares nor cash in lieu thereof will be issued.

Exercise Price per Right:	$[—]. [Purchase Price per Offered Share multiplied by the Number of Offered Shares per Right.]

Use of Proceeds:
First, to repay amounts, including principal and accrued interest, outstanding under the loan agreement, to be entered between Kien Huat Realty III Limited (“KHRL”) and the Issuer (the “Bridge Loan”) and, if all such amounts are repaid in full, second, for general working capital and corporate purposes.

Transferability of Rights:	Non-transferable.

_________________________
1 Number of Shares offered, and the related shares/price per right provisions, to be adjusted, if necessary, to address rounding and fractional share issues.

Over-subscription Rights:	All exercising shareholders will be entitled to full over-subscription rights in respect of their pro rata portion of unpurchased Offered Shares.

KHRL Subscription Commitment and Backstop:
KHRL will purchase its entire allocation of the Offered Shares.  KHRL may, but will not be obligated to, exercise its oversubscription right.  KHRL will be entitled to pay for any Offered Shares it purchases in connection with the Rights Offering by an off-setting reduction in amounts, including principal and accrued interest, outstanding under the Bridge Loan.

Backstop or Other Fees to KHRL:	None.